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                                                                     Exhibit 4

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

Common Stock

         As of June 30, 1996, the Company's outstanding Common Stock consisted of 11,064,548 shares of Common Stock and 13,288 shares of the Company's Class A Common Stock. All outstanding shares of Class A Common Stock will have been automatically converted into shares of Common Stock on the effective date of the Registration Statement of which this Prospectus is a part. Upon completion of the Offering, 17,712,378 shares of Common Stock will be outstanding after giving effect to (i) the mandatory conversion of all outstanding shares of Class A Common Stock into 2,021,452 shares of Common Stock, (ii) the exercise of the Warrant to purchase 282,392 shares of Common Stock and (iii) the issuance of 343,986 shares of Common Stock under the Company's Value Appreciation Plans (assuming an initial public offering price of $16.00 per share).

         The holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Holders of Common Stock are not entitled to cumulate their votes in elections of directors. Common stockholders have no preemptive rights or other rights to subscribe for additional shares.

         Upon the effectiveness of the Registration Statement of which this Prospectus is a part, each share of Class A Common Stock will be automatically converted into shares of Common Stock pursuant to the Company's Charter. Each holder of Class A Common Stock will be entitled to receive the number of shares of Common Stock equal to the Original Cost divided by the net public offering price per share of the Common Stock being sold in the Offering (152.13 shares for each share of Class A Common Stock, based on an assumed initial public offering price of $16.00 per share). Pursuant to the Charter, the number of shares of Common Stock issuable upon conversion of the Class A Common Stock is determined by dividing $30,079,200 by the initial public offering price per share, less underwriting discount. Based on the range of the estimated initial public offering price of $15.00 per share to $17.00 per share (less estimated underwriting discount), the total number of shares of Common Stock which will be issued upon conversion of Class A Common Stock will range from 2,156,215 shares of Common Stock to 1,902,543 shares of Common Stock. At the conclusion of the Offering no shares of Class A Common Stock will remain outstanding.

         After retirement of the Class A Common Stock upon consummation of the Offering, holders of Common Stock will have an equal and ratable right to receive dividends when, as and if declared by the board of directors out of funds legally available therefor subject only to any payment requirements or other restrictions imposed by any series of Preferred Stock that may be issued in the future. See "Dividend Policy."

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.



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Preferred Stock

         The board of directors of the Company, without any action by the stockholders of the Company, is authorized to issue up to 10,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding. See "Certain Anti-Takeover and Other Provisions of the Amended and Restated Certificate of Incorporation --Preferred Stock."

Certain Anti-Takeover and Other Provisions of the Amended and Restated
   Certificate of Incorporation

         The Amended and Restated Certificate of Incorporation (the "Charter") and the Bylaws of the Company contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors of the Company and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The board of directors believes that, as a general rule, such takeover proposals would not be in the best interest of the Company and its stockholders. Set forth below is a description of such provisions in the Charter and the Bylaws. The description of such provisions set forth below discloses, in the opinion of the Company's management, all material elements of such provisions, is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the Charter and the Bylaws, forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The board of directors has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

         Classified Board of Directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders generally will be required to effect a change in a majority of the board of directors. Such a delay may help ensure that the Company's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to the Company and its stockholders and whether a majority of the Company's stockholders believes that such a change would be desirable. Pursuant to the Charter, the provisions relating to the classification of directors may only be amended by the affirmative vote of eighty percent of the then outstanding shares of capital stock entitled to vote thereon ("Voting Stock").

         Removal of Directors Only for Cause. Pursuant to the Charter, directors can be removed from office, only for cause (as defined therein), by the affirmative vote of eighty percent of the

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Voting Stock, other than at the expiration of their term of office. Vacancies on the board of directors may be filled only by the remaining directors and not by the stockholders.

         Number of Directors. The Charter provides that the entire board of directors will consist of not less than three members, the exact number to be set from time to time by resolution of the board of directors. Accordingly, the board of directors, and not the stockholders, has the authority to determine the number of directors and could delay any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until the next stockholder election.

         No Written Consent of Stockholders. The Charter also provides that any action required or permitted to be taken by the stockholders of the Company must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. In addition, special meetings may only be called by
(i) the Chairman of the Board, (ii) the President or (iii) the board of directors pursuant to a resolution adopted by a majority of the then-authorized number of directors.

         Charter and Bylaws. The Charter provides that the board of directors, by a majority vote, may adopt, alter, and amend or repeal provisions of the Bylaws.

         Business Combinations under Delaware Law. The Company is subject to section 203 of the Delaware General Corporation Law ("DGCL"), which prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

         Preferred Stock. The Charter authorizes the board of directors of the Company, without any action by the stockholders of the Company, to issue up to 10,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. Because the terms of the preferred stock may be fixed by the board of directors of the Company without stockholder action, the preferred stock could be issued quickly with terms designed to make more difficult a proposed takeover of the Company or the removal of its management, thus affecting the market price of the Common Stock and preventing stockholders from obtaining any premium offered by the potential buyer. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders.

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Liability of Officers and Directors--Indemnification

         Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of officers and directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, officers and directors of the Company will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability
(i) for each breach of the officers and directors duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

         The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. Both the Company's Charter and Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws.



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